

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2012

Via E-mail
Andrew Keck
President
Global Group Enterprises Corp.
221 Beach Road, Suite 114
Siesta Key, Florida 34242

> **Re:** **Global Group Enterprises Corp.**
> **Registration Statement on Form S-1**
> **Filed February 2, 2012**
> **File: 333-179311**

Dear Mr. Keck:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1. Please revise your cross reference to the risk factors on the cover page to indicate the page where the risk factors begin.

Summary of our Financial Information, page 9

2. We note the amounts of total liabilities, shareholders' equity and net loss disclosed on page 9 differ from those amounts disclosed in the audited financial statements. Please revise here and in Management's Discussion and Analysis to ensure all amounts are consistent with the financial statements as applicable.

<u>Dilution of the Price You Pay for Your Shares, page 21</u>

3. Please revise to complete the table in this section to indicate the amount of dilution per share that will be absorbed by the purchasers of the securities.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29</u>

<u>Liquidity and Capital Resources, page 32</u>

4. You indicate that the company operates in a temporary office space for approximately $100 per month. Please clarify whether this office space is leased from the company's president. Revise the "Certain Relationships and Related Party Transactions" section on page 41, as appropriate.

<u>Management, page 35</u>

<u>Business Experience, page 36</u>

5. Please disclose the Mr. Keck's business experience during the past five years including his principal occupations and employment and the name and principal business of his employers. See Item 401(e) or Regulation S-K.

6. Also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Keck should serve as a director for the company at the time that the disclosure is made.

<u>Financial Statements</u>

<u>Financial Statements, page F-1</u>

7. Please update the financial statements when required by Rule 8-08 of Regulation S-X. Please also provide a current accountant's consent as necessary in the next amendment.

<u>Notes to Financial Statements, page F-7</u>

<u>Note 8. Subsequent Events, page F-10</u>

8. We note your disclosure that you evaluated subsequent events. ASC 855-10-50-1 requires you to disclose two items: a) the date through which subsequent events have been evaluated, and b) a statement whether the date is either the date the financial statements were issued or were available to be issued. Please revise your disclosure

accordingly.

Part II

Exhibits, page II-2

Exhibit 99.1 - Subscription Agreement Global Group Enterprises Corp.

9. We note your reference to "Units" in Section A – Instructions of the document. Please revise the reference to Units or advise us as appropriate.

Undertakings, page II-2

10. Please revise to provide the undertaking required by Item 512(h) of Regulation S-K or advise us why the undertaking is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291, or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or David Link, Staff Attorney, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Diane J. Harrison, Esq.